Exhibit (5)(e)



     Charge
     Deduction
     Division
     Rider

Golden American is a stock company domiciled in Minneapolis, Minnesota

In this rider, we, our and us refers to Golden American Life
Insurance Company. This rider is a part of the policy and any certificate to which it is attached. Its benefits are subject to all of the terms of this rider and the policy.

We will deduct all charges against the investment value of a certificate (including the Excess Allocation Charge and any charges imposed by any other riders to the policy), from the Charge Deduction Division if the certificate owner has elected this option. If the charges are greater than the amount in the Charge Deduction Division, we will deduct these charges proportionately from all of the divisions in which the certificate owner is invested.

The certificate owner may at any time while the certificate under the policy is in force cancel this option. To do this a written request must be sent to our Customer Service Center. Any change will take effect within seven days of the date we receive the request. If the certificate owner cancels this option, all charges will be deducted against the investment value of that certificate proportionately from all of the divisions in which that certificate owner is invested.

The Charge Deduction Division for the policy is the Liquid Asset
Market Division.













     President Secretary

     Customer Service Center
     P.O. Box 5179 - FDR Station
     NY 10150 - 5179